                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)


                       CENTURY PROPERTIES GROWTH FUND XXII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                               ------------------

                            CALCULATION OF FILING FEE


Transaction Valuation*     $31,638,053           Amount of Filing Fee: $6,327.61

* For purposes of calculating the fee only. This amount assumes the purchase of 57,005.5 units of limited partnership interest of the subject partnership for $555 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $6,099.59                               Filing Parties:   AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D-1                          Date Filed:       October 19, 1999


                         (Continued on following pages)

CUSIP No.   NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,933

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  13.21%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,933

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  13.21%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,319.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  31.2%

10.      TYPE OF REPORTING PERSON

                  CO

       AMENDMENT NO. 3 TO SCHEDULE 14D-1/AMENDMENT NO. 17 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 3 of the
Schedule 14D-1, originally filed October 12, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII (the "Partnership"); and (b) Amendment No. 17 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corp. ("IFGP"), Insignia NPI L.L.C. ("NPI"), Riverside Drive L.L.C. ("Riverside") and Andrew L. Farkas as amended by (i) Amendment No. 1 filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("Properties") and Andrew L. Farkas; (ii) Amendment No. 2 filed with the Commission on February 27, 1996 by Insignia, IFGP, NPI, Riverside, Commercial, Properties and Andrew L. Farkas; (iii) Amendment No. 3 filed with the Commission on January 16, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas; (iv) Amendment No. 4 filed with the Commission on August 28, 1997 by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT and Andrew L. Farkas; (v) Amendment No. 5 filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas; (vii) Amendment No. 7 filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (x) Amendment No. 10 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO- GP") and Apartment Investment and Management Company ("AIMCO"); (xi) Amendment No. 11, filed with the Commission on May 14, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO; (xii) Amendment No. 12, filed with the Commission on July 1, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO; (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 12, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on October 19, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvi) Amendment No. 16, filed with the Commission on October 25, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At 5:00 p.m., New York time, on Tuesday, November 9, 1999, the offer expired pursuant to its terms. A total of 2,882 Units, representing approximately 3.5% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of thoseUnits at $555 per Unit.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Offer to Purchase, dated October 12, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated October 12, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

                  (a)(4) Supplement to Offer to Purchase, dated October 18, 1999 (Previously filed).

                  (a)(5) Letter, dated October 18, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(6) Supplement to Offer to Purchase, dated October 25, 1999 (Previously filed).
                  (a)(7) Letter, dated October 25, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated October 12, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (Previously filed).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 1999
                                      IPLP ACQUISITION I, L.L.C.

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                      AIMCO/IPT, INC.

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                      INSIGNIA PROPERTIES, L.P.

                                      By:  AIMCO/IPT, INC.
                                           (General Partner)

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                      AIMCO PROPERTIES, L.P.

                                      By: AIMCO-GP, INC.
                                           (General Partner)

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                      AIMCO-GP, INC.

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                      APARTMENT INVESTMENT
                                      AND MANAGEMENT COMPANY

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President